May 26, 2015

Evolent Health, Inc.

Registration Statement on Form S-1

File No. 333-203852

Dear Ms. Gowetski:

Evolent Health, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-203852) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s response to the comments contained in your letter dated May 22, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2 and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

The Offering, page 12

1.	Please provide a supplemental reconciliation which details how you arrive at the Class A common stock to be outstanding after reorganizing and offering 10 million Class A shares in the offering. In your response, please have the reconciliation show how the former calculation is adjusted for each share of Class B common stock that would be outstanding should the Class B stock be exchanged into Class A.

In response to the Staff’s comment, the Company has provided the following supplemental reconciliation, which details the total number of shares of the Company’s Class A common stock outstanding after giving pro forma effect to the offering reorganization and as further adjusted for the offering, in each case as set forth in Amendment No. 2. This reconciliation also illustrates the potential adjustment to such total number if each outstanding share of the Company’s Class B common stock (together with each corresponding Class B common unit of Evolent Health LLC) was exchanged for a share of the Company’s Class A common stock. The Company notes that, due to a minor change in the proposed capital structure since May 19, 2015, certain of the share numbers and percentages have changed in an immaterial respect since such date.

			Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
	Pre-offering reorganization	4:1 Exchange	Class A	Class B	Total
Effect of offering reorganization:
Common stock (exchanged for Class A common stock)	1,011,871	4	4,047,484		4,047,484
Series A preferred stock (exchanged for Class A common stock)	3,825,000	4	15,300,000		15,300,000
Series B preferred stock (exchanged for Class A common stock)	2,129,711	4	8,518,844		8,518,844
Series B-1 preferred stock (exchanged for Class A common stock)	90,105	4	360,420		360,420
Series B preferred units (exchanged for Class B common stock)	4,381,149	4		17,524,596	17,524,596

Pro forma shares of Class A common stock and Class B common stock outstanding	11,437,836		28,226,748	17,524,596	45,751,344

Shares offered hereby			10,000,000		10,000,000

Pro forma for offering reorganization and as further adjusted for this offering			38,226,748	17,524,595	55,751,344

Pro forma impact of exchanging Class B common stock for Class A common stock			17,524,595	(17,524,595)

			55,751,344		55,751,344

Dilution, page 63

2.	Please provide a calculation showing how you have arrived at pro forma net tangible book value of $(42.7) million or $(0.95) per Class A and Class B common stock as well as a calculation for the adjusted pro forma net tangible book value per share after the offering.

In response to the Staff’s comment, the Company has provided the following supplemental calculation supporting the dilution calculations set forth in Amendment No. 2.

(in thousands)	Evolent Health, Inc. pro forma for offering reorganization	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
Total pro forma assets from pro forma balance sheet	$768,406	$768,406
Less:
Identifiable intangible assets	(166,000)	(166,000)
Goodwill	(541,358)	(541,358)
Deferred IPO costs	(2,400)	(2,400)
Proceeds from IPO offering	—	138,159

Total pro forma assets	58,645	196,804
Total pro forma liabilities from pro forma balance sheet	101,370	101,370
Less accrued IPO costs	—	(716)

Total pro forma liabilities	101,370	100,654

Pro forma net tangible book value	$(42,725)	$96,150
Shares of Class A common stock pro forma for offering reorganization	27,374	27,374
Shares of Class B common stock pro forma for offering reorganization	17,525	17,525

Shares of Class A common stock and Class B common stock outstanding per pro forma balance sheet	44,899	44,899
Acceleration of unvested restricted shares	—	852
Offering	—	10,000

Pro forma shares of Class A common stock and Class B common stock outstanding	44,899	55,751

Pro forma net tangible book value per share	$(0.95)	$1.72

Management’s Discussion and Analysis, page 78

3.

We note the revised disclosure on pages 20 and 79 that, as a result of an April 2015 amendment to an agreement with one of your largest partners, you expect this partner to contribute only modestly to revenues commencing in 2017. We further note the disclosure on page F-31 that certain existing investors assumed the put option associated with this amendment and will repurchase the shares. Please revise to (i) identify this partner, (ii) clarify the percentage of revenues generated from this partner (a) for fiscal 2014 and (b) for the three months ended March 31, 2015, (iii) quantify this partner’s interest, and (iv) identify the investors who will repurchase the shares. In addition, please briefly explain to us the business reasons for the April 2015 amendment as well as provide a legal analysis regarding why there is no sale of these shares by Evolent. In this regard, we note the put option was exercised on April 27, 2015, and Evolent is required to repurchase the shares pursuant to the put option.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 20 and 81 of Amendment No. 2. The Company also respectfully notes that the business reason for the April 2015 amendment to its long-term contract with Piedmont Healthcare, Inc. and Piedmont WellStar HealthPlans, Inc. (collectively, “Piedmont”) was a determination by the parties, after assessing the various aspects of their relationship, to shorten the time period under the contract with respect to certain products and services provided by the Company that contributed to a majority of the revenues under the contract and to extend the contract length for certain other products and services.

Subsequent to the April 2015 amendment, Evolent Health Holdings, Inc. entered into an assignment agreement with TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., The Advisory Board Company and UPMC (collectively, the “Existing Investor Assignees”), whereby the Existing Investor Assignees irrevocably assumed Evolent Health Holdings, Inc.’s obligation under the put option to repurchase Piedmont’s shares of capital stock of Evolent Health Holdings, Inc. Each of the Existing Investor Assignees, as well as Piedmont, acknowledged and agreed in the assignment agreement that Evolent Health Holdings, Inc. no longer had any obligation under the put option to repurchase the shares. Accordingly, Piedmont sold the shares directly to the Existing Investor Assignees.

4.	We note your disclosure on page 85 that your lives on platform grew approximately 60% from 300,078 as of March 31, 2014 to 478,893 as of March 31, 2015. We further note your disclosure on page 17 that your platform and operations revenue is primarily based on the number of lives served by your partners under value-based arrangements. Please revise to more specifically describe how your lives on platform impact revenue and clarify whether your contractual arrangements specify certain revenue based on lives on platform.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 87 of Amendment No. 2.

Unaudited pro forma consolidated financial information

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet – As of March 31, 2015

1. Offering Reorganization and Other Adjustments, page 70

5.	We have reviewed the supplemental materials provided on March 19, 2015. Please reconcile the $750 allocated to deferred tax assets per the purchase price adjustment footnote to the $56,290 allocated to deferred tax liabilities per the pro forma balance sheet. Alternatively, explain to us (1) where your deferred tax assets have been classified on your pro forma balance sheet and (2) why there does not appear to be any amount allocated to deferred tax liabilities per the purchase price allocation footnote.

In response to the Staff’s comment, the Company has provided the following supplemental table, which reconciles the pro forma net deferred tax assets and liabilities as reflected within the pro forma balance sheet as of March 31, 2015.

(in thousands)
Deferred tax liabilities recognized outside of purchase accounting	$(66,400	) (a)
Reversal of Evolent Health Holdings, Inc.’s valuation allowance outside purchase accounting	10,434	(a)
Deferred tax assets acquired in purchase accounting	750	(b)

Pro forma net deferred tax liabilities as of March 31, 2015	(55,216)
Other non-current liabilities	(1,074)

Total pro forma non-current liabilities as of March 31, 2015	$(56,290)

(a)	Evolent Health Holdings, Inc. remeasured its previously held equity interests to fair value, increasing its book basis with no corresponding increase in tax basis, creating an outside basis difference. This resulted in deferred tax liabilities of $66.4 million. As a result of recording these deferred tax liabilities, the Company will have future taxable temporary differences that will act as a source of income to support realization of existing deferred tax assets. Accordingly, the valuation allowance of $10.4 million currently recorded against deferred tax assets related to net operating losses that exist at Evolent Health Holdings, Inc. will be reversed as it will no longer be needed. As the gain from remeasuring its previously held investment will be reflected in net income, the corresponding net tax effect of the change in outside basis difference caused by such gain is also reflected in net income (additional expense from the creation of the deferred tax liabilities, offset by the income from the release of the existing valuation allowance). As such, both the remeasurement gain and related income tax amounts are not included within purchase accounting, but rather will be recognized in the statement of operations when the transaction takes place.
(b)	As part of the offering reorganization, an affiliate of TPG Growth II BDH, L.P. will merge with and into the Company, with the Company continuing as the surviving entity. The TPG affiliate has a historical deferred tax asset of approximately $0.75 million related to net operating loss carryforwards that is being accounted for in purchase accounting. As such, it is reflected as part of the purchase price allocation adjustment. This is recorded within the “Deferred tax liabilities, net” line item within the pro forma balance sheet as of March 31, 2015, as this is netted against the Company’s gross long-term deferred tax liabilities.

Pursuant to Regulation S-X Article 11-02(b)(6), the Company has excluded the gain and associated net income tax effects from the pro forma statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014, but has included the impact of these adjustments within the pro forma retained earnings (accumulated deficit) on the pro forma balance sheet as of March 31, 2015 due to the impact being one-time in nature.

6.	Please tell us how you considered the guidance at 350-30-35 of the Accounting Standards Codification with respect to establishing appropriate useful lives for the amortizable intangible assets recorded within the preliminary purchase price allocation. In your response, please be sure to reflect on the limited number of years of historical experience upon which Evolent Health LLC may rely.

In response to the Staff’s comment, the Company notes that, following the guidance contained in ASC 350-30-35, it has determined the useful lives of its identified intangible assets based on its assessment of all the facts and circumstances, including: (i) the expected use of the asset; (ii) the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate; (iii) any legal, regulatory or contractual provisions that may limit the useful life; (iv) its own historical experience in renewing or extending similar arrangements (consistent with the intended use of the asset), regardless of whether those arrangements have explicit renewal or extension provisions; (v) the effects of obsolescence, demand competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels); and (vi) the level of maintenance expenditures required to obtain the expected future cash flows from the asset. The estimated useful lives are as follows:

Intangible assets	Life (in years)
Corporate trade name	20
Customer relationships	25
Existing technology	7

The primary assumption used in determining the useful lives for the intangible assets from a quantitative standpoint was the expected cash flows used in the income approach valuation models calculating the fair value of those intangible assets. The period over which substantive cash flows are projected to be generated is consistent with the useful lives noted above. From a qualitative standpoint, the Company considered the following:

•	Corporate trade name—The long-term nature of the Company’s customer contracts supports an assertion that the Company will continue to provide its branded service for an extended period of time. The Company has no intention of changing its trade name or branding for the foreseeable future. There is limited cost in maintaining the Company’s trade name and there are no known obsolescence factors. The Company considered whether the trade name should be considered indefinite; however, the Company rejected that conclusion due to the relatively shorter period of time that the Company has been in existence. Accordingly, the Company concluded that 20 years was a reasonable approximation and it was supported by the quantitative model noted above.

•

Customer relationships—The long-term nature of the Company’s contracts, the limited ability of the Company’s customers to transition off of the Company’s platform, and the integrated nature of its service offering support the useful life determination for customer relationships. One of the Company’s key value propositions to its investors is the long-term nature of its contracts. It is the Company’s expectation that customers will continue their relationship with the Company for an extended period of time due to the significant level of integration between its services in their health offerings. It is difficult for the Company’s customers to switch providers given the integrated nature of the Company’s technology, the Company’s knowledge of their plans and the overall complexities associated with the product offering. There are limited maintenance costs and obsolescence factors associated with this asset. The Company has accounted for expected attrition related to existing customers as part of its estimate. Accordingly, the Company concluded that 25 years was a reasonable approximation and it was supported by the quantitative model noted above.

•	Existing technology—Through consultation with the Company’s information technology professionals, after determining the level of maintenance expenditures and the obsolescence factors, the Company concluded that it would be required to essentially replace its existing technology every seven years. In order to ensure the Company’s service offering remains cutting edge and a strong differentiator, the Company believes that this level of change will be necessary. The Company recently launched its technology platform upon transitioning from an existing platform that was acquired from one of the Company’s investors. As a result, the Company believes the existing technology is at the beginning of its useful life. Accordingly, the Company concluded that seven years was a reasonable approximation and it was supported by the quantitative model noted above.

7.	Please expand your footnote disclosure to include a table detailing the total amount of class A shares, class B shares and class B units that will be issued as a result of your reorganization transactions.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 73 of Amendment No. 2.

8.	Please expand your footnote disclosure to include a table detailing how you have calculated the gain that will be recorded for the difference between the carrying value and the fair value of the equity interest in Evolent Health LLC that was previously held by Evolent Health Holdings, Inc.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 71, 72, 74 and 75 of Amendment No. 2.

Financial Statements

2. Basis of presentation and summary of significant accounting policies

Research and development costs, page F-10

9.	We note your disclosure of research and development costs for the three month periods ended March 31, 2015 and 2014. In an amended filing, please provide disclosures related to all applicable financial statement periods (e.g., the unaudited interim periods as well as the audited years ended December 31, 2014 and 2013. Please apply this comment throughout the financial statements, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-11 of Amendment No. 2. The Company determined that the related amounts were immaterial for the years ended December 31, 2014 and 2013, and, therefore, the amounts did not require disclosure in those periods. However, the Company updated the financial statements to reflect the amounts for comparative purposes in footnote 2 of the financial statements of Evolent Health LLC.

14. Related Parties, page F-30

10.	It appears from your disclosure on page 141 that the company has incurred expenses for each financial statement period related to The Advisory Board and UPMC reseller/non-compete agreements. Please describe the principal and general nature of these expenses and tell us the financial statement caption(s) where these expenses have been classified on the Statements of Operations and Comprehensive Loss. Additionally, please confirm that you will address any significant trends related to these expenses and/or discuss the significant fluctuations that have resulted within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company respectfully submits that the expenses incurred related to The Advisory Board Company and UPMC have been disclosed in Note 14 of the financial statements of Evolent Health LLC included in the Registration Statement. In addition, the expenses incurred related to these parties have been separately disclosed on the face of the statements of operations to indicate classification.

The expenditures with respect to UPMC relate primarily to third party administration fees, which include fees for claims processing and administrative services that are recorded in cost of revenue. Future expenses for these services will likely be a lower percentage of revenue based on the number of partners expected to procure these services in the future, which was disclosed as an overall trend in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations”.

The expenditures with respect to The Advisory Board Company relate primarily to professional fees and are recorded primarily in selling, general and administrative expenses, and the Company does not expect these fees to be significant in the future. The Company and The Advisory Board Company executed an amendment to their contract on May 1, 2015, which contemplates commission payments for future customer referrals, and the magnitude of these fees will depend on the number and value of customer referrals from The Advisory Board Company in the future.

The Company confirms that it will continue to address any significant trends related to these expenses and/or discuss any significant fluctuations in the “Management’s discussion and analysis of financial condition and results of operations” section of its future filings, as applicable.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg
William V. Fogg

Jennifer Gowetski

      Senior Counsel

            U.S. Securities and Exchange Commission

                  Division of Corporation Finance

                        100 F Street, N.E.

                               Washington, D.C. 20549

Encls.

Copy w/encls. to:

Rahul Patel

Howard Efron

Robert Telewicz

      U.S. Securities and Exchange Commission

            Division of Corporation Finance

                  100 F Street, N.E.

                        Washington, D.C. 20549

Jonathan Weinberg

      General Counsel

            Evolent Health, Inc.

                  800 N. Glebe Road, Suite 500

                        Arlington, Virginia 22203

BY EDGAR; FED EX